UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 28)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

Amanda N. Persaud Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,117,331
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,117,331
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,704
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,882,401
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,882,401
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,226,590
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,226,590
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05329W102	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON CBL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,220,154
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,220,154
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,628
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,999,732
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,999,732
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,704
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,754,991
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,520,509
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05329W102	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 362,315
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 272,628
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 28 to Schedule 13D (this “Amendment No. 28”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 28 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC, a Delaware limited liability company (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons (as defined below) are filing this Amendment No. 28 to report that, in connection with the previously disclosed internal restructuring of the Filing Persons, they have received notification of HSR Approval (as defined below) permitting distribution of Shares initially retained by ESL.  The distribution of these Shares represents the second of two parts to the previously disclosed internal restructuring. This distribution resulted in a redistribution of the direct ownership, but not the overall beneficial ownership, of Shares held by the Filing Persons.  The Filing Persons are also filing this Amendment No. 28 to remove ESLIM as a Reporting Person.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)  This Schedule 13D is being filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”).  Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of Investments.

(b) The principal place of business of each of the Filing Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c)  The principal business of each of the Filing Persons is purchasing, holding and selling securities for investment purposes.  RBS is the managing member of Investors and the general partner of ESL.  Investments is the general partner of RBS, the general partner of CBL and the managing member of RBSIM.  RBSIM is the general partner of Institutional.  Mr. Lampert is the chairman, chief executive officer and a director of Investments.  Mr. Crowley is the sole member of Tynan and the president and chief operating officer of Investments.  Mr. Crowley is also a director of the Issuer.  Each of the Filing Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e)  None of the Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws.  To the knowledge of the Filing Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

                The final paragraph of Item 3 is hereby amended and restated in its entirety as follows:

As part of an internal restructuring by the Filing Persons that occurred on June 2, 2010, ESL made a partial distribution of Shares to RBS, its general partner, based on RBS’s pro rata share of the assets of ESL.  Of that distribution, on June 2, 2010, ESL distributed 665,660 Shares to RBS, following which RBS immediately distributed 575,973 of these Shares to Mr. Lampert and 89,687 of these Shares to Mr. Crowley, and a portion of the Shares indirectly owned by Mr. Lampert was retained by ESL pending expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Approval”).  In addition, as part of the internal restructuring, on June 2, 2010, CBL distributed 482,090 Shares to Mr. Lampert and 9,839 Shares to Mr. Crowley.

On June 16, 2010, the Filing Persons received notification of HSR Approval for the portion of the Shares indirectly owned by Mr. Lampert that was initially retained by ESL.  On June 30, 2010, ESL distributed these 14,658,509 Shares to RBS, following which RBS immediately distributed these Shares to Mr. Lampert.

Item 4.      Purpose of Transaction

The final four paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

The information set forth in Item 3 is hereby incorporated herein by reference.

The internal restructuring transaction that occurred on June 2, 2010, as described herein, including the distribution of Shares by ESL and the distribution of Shares by CBL, resulted in direct ownership by Mr. Lampert and Mr. Crowley of a portion of their respective indirect ownership interests in the Shares.  Specifically, ESL made a partial distribution to RBS based on RBS’s pro rata share of the assets of ESL.  Of that distribution, a portion of the Shares indirectly owned by Mr. Lampert was initially retained by ESL and, upon notification of HSR Approval on June 16, 2010, was distributed to RBS on June 30, 2010, which in turn made a distribution to Mr. Lampert.

As a result of this internal restructuring, both after the distribution of Shares on June 2, 2010 and the distribution of Shares on June 30, 2010 following notification of HSR Approval, the combined direct and indirect ownership of Mr. Lampert and Mr. Crowley in the Issuer, and the pecuniary interest of each of Mr. Lampert and Mr. Crowley in the Issuer, did not change.

In connection with the internal restructuring, on June 2, 2010, each of Mr. Lampert and Mr. Crowley entered into a letter agreement with ESL (each, a “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert and Mr. Crowley of the Shares.  Pursuant to the Lock-Up Agreements, Mr. Lampert and Mr. Crowley generally are required to sell Shares and purchase additional Shares on a pro rata basis with the sales and purchases of Shares made by ESL, and generally must make such sales and purchases on substantially the same terms and conditions as ESL (subject to certain legal, tax, accounting or regulatory considerations).  Mr. Lampert and Mr. Crowley are also restricted from selling Shares or purchasing additional Shares except in accordance with the Lock-Up Agreements.  The foregoing summary of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, which are incorporated by reference as Exhibit 7 and Exhibit 8 and are incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)     As of June 30, 2010, after giving effect to the internal restructuring described above, the Filing Persons may be deemed to beneficially own an aggregate of 81,117,306 Shares (approximately 50.2% of the outstanding Shares based on the Issuer having 161,527,965 Shares outstanding on May 20, 2010, as disclosed in the Issuer’s Current Report on Form 8-K filed May 20, 2010, plus 210,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	81,117,306 (1)	50.2%	44,117,331	0	44,117,331	0
ESL Institutional Partners, L.P.	81,117,306 (1)	50.2%	6,704	0	6,704	0
ESL Investors, L.L.C.	81,117,306 (1)	50.2%	12,882,401	0	12,882,401	0
ESL Investments, Inc.	81,117,306 (1)	50.2%	62,226,590 (2)	0	62,226,590 (2)	0
CBL Partners, L.P.	81,117,306 (1)	50.2%	5,220,154	0	5,220,154	0
Tynan, LLC	81,117,306 (1)	50.2%	91,242	0	62,628 (3)	0
RBS Partners, L.P.	81,117,306 (1)	50.2%	56,999,732 (4)	0	56,999,732 (4)	0
RBS Investment Management, L.L.C.	81,117,306 (1)	50.2%	6,704 (5)	0	6,704 (5)	0
Edward S. Lampert	81,117,306 (1)	50.2%	80,754,991 (6)	0	65,520,509 (3)	0
William C. Crowley	81,117,306 (1)	50.2%	362,315 (7)	0	272,628 (3)	0

(1)       This number consists of 44,117,331 Shares held by ESL, 6,704 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors, 5,220,154 Shares held by CBL, 91,242 Shares held by Tynan, 18,528,401 Shares held by Mr. Lampert, 61,073 Shares held by Mr. Crowley and 210,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)       This number consists of 44,117,331 Shares held by ESL, 6,704 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors and 5,220,154 Shares held by CBL.

(3)       This number excludes shares subject to the Lock-Up Agreement described herein

(4)       This number consists of 44,117,331 Shares held by ESL and 12,882,401 Shares held in an account established by the investment member of Investors.

(5)       This number consists of 6,704 Shares held by Institutional.

(6)       This number consists of 44,117,331 Shares held by ESL, 6,704 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors, 5,220,154 Shares held by CBL and 18,528,401 Shares held by Mr. Lampert.

(7)       This number consists of  91,242 Shares held by Tynan, 61,073 Shares held by Mr. Crowley and 210,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(c)    Except as set forth herein, there have been no transactions in Shares by any of the Filing Persons since June 2, 2010, the date of the last Amendment on Schedule 13D by the Filing Persons.

(d)    Not applicable.

(e)    ESLIM ceased to be the beneficial owner of more than five percent of the Shares on January 11, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2010

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its manager

By:         ESL Investments, Inc., as its general partner

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

CBL PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:          /s/ William C. Crowley
Name:  William C. Crowley
Title:  Member

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

 /s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

 /s/ William C. Crowley
William C. Crowley

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below.  If no address is given, the director’s or executive officer’s principal business address is 200 Greenwich Avenue, Greenwich, CT 06830.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
William C. Crowley	President and Chief Operating Officer	United States
Adrian J. Maizey	Chief Financial Officer	United Kingdom and South Africa